Exhibit 99.53

PRESS RELEASE

HudBay Minerals and Skye Resources Announce Proposed Business Combination

June 23, 2008 – TORONTO, ON and VANCOUVER, BC – HudBay Minerals Inc. (“HudBay”) (TSX – HBM) and Skye Resources Inc. (“Skye”) (TSX – SKR) are pleased to announce they have entered into a definitive agreement to combine their respective businesses (the “Transaction”). Skye’s principal asset is the world class Fenix Nickel Project (the “Fenix Project”) in Guatemala, which includes 41.4 million tonnes of reserves.

The Transaction will be structured as a Plan of Arrangement under the Business Corporations Act (British Columbia) between HudBay and Skye.

Highlights of the Transaction

On completion of the Transaction, all Skye common shares will be automatically exchanged on the basis of 0.61 HudBay common shares for each Skye common share. The consideration to Skye shareholders pursuant to the Plan of Arrangement represents approximately a 35.0% premium over Skye’s 20 day volume weighted average trading price based on HudBay’s 20 day volume weighted average trading price on the TSX and approximately a 17.0% premium over Skye’s closing price as at June 20, 2008.

Upon completion of the Transaction, HudBay will have approximately 160.9 million common shares outstanding, of which current HudBay shareholders will own 79.7% and former Skye shareholders will own 20.3%.

Compelling Base Metals Combination

Skye’s Fenix Project will strategically expand HudBay’s base metals portfolio to include nickel and add significantly to HudBay’s development pipeline, with a world class project that is capable of near term production, has a 30 year mine life and contains significant opportunity for expansion.

Following completion of the Transaction the combined company’s profile will include:

•	a large increase in reserves and resources;

•	a diversified multi-metal resource base;

•	an attractive mix of producing, development and exploration assets that provides a solid platform for future growth; and

•	a strong balance sheet with a pro-forma cash balance of approximately C$861 million, no debt and solid operating cash flow going forward

“We believe that this Transaction represents excellent value for our shareholders,” said Allen Palmiere, President and CEO of HudBay. “Today’s announcement reflects one of the key elements of our strategy - building scale and scope through opportunistic investments to complement HudBay’s existing operations.”

“This is a tremendous addition to HudBay’s development pipeline and provides important diversification to the company’s existing portfolio,” added Mr. Palmiere. “Our balance sheet strength together with the continuing strong cash flows from our current operations place us in excellent position to bring to production the Fenix Project and continue our aggressive exploration and development activities in the prolific Flin Flon Greenstone Belt. At the same time, we will continue to seek additional opportunities in support of further growth and value creation for shareholders.”

Vice Chairman and CEO of Skye, Colin K. Benner said, “The planned combination is a great opportunity for Skye’s shareholders and for Guatemala. This agreement merges the world class ferro-nickel Fenix Project with a company with the financial and technical capacity to move it forward rapidly and I encourage Skye shareholders to vote in favor of this transaction. HudBay is a large, exceptionally well-managed and respected Canadian mining company with roots going back over 80 years. We are very pleased to become a significant part of this much larger and stronger enterprise and support their plans for future growth in the pursuit of becoming an international mining house.”

Mr. Benner will join HudBay’s board as a director. Allen Palmiere said, “We are extremely pleased that Colin will be joining the HudBay board. His proven operating and management expertise will be of great assistance to the company as we move forward to create the next major Canadian base metal company. On a personal note, I have known Colin for many years and am looking forward to working with him.”

Private Placement

As part of the Transaction, HudBay will acquire approximately 12,679,266 common shares of Skye at a price of C$7.51 per share in a private placement for total gross proceeds to Skye of approximately C$95,221,285, representing approximately 19.9% of Skye’s outstanding common shares on a pro-forma basis. These proceeds will be used to immediately ramp up the full engineering, procurement and construction activities at the Fenix Project, including the purchasing of long lead time equipment orders that are presently suspended. The private placement financing is not conditional on the completion of the Plan of Arrangement but is subject to the approval of the TSX.

Pursuant to the terms of a Share Purchase Master Agreement between Skye and Vale Inco Ltd. (“Vale Inco”), Vale Inco has the right to participate in the financing to maintain its current approximate 11.0% equity interest in Skye. Vale Inco must exercise this right within 24 hours after the announcement of the financing. Should Vale Inco exercise in whole its right to participate in this financing, HudBay’s holding in Skye would represent approximately 19.4% of its outstanding common shares on a pro-forma basis.

Board Recommendation

The combination has been unanimously approved by the boards of directors of HudBay and Skye and will be subject to customary conditions, including a favourable vote of 66 2/3% of the Skye common shares voted at a special meeting of shareholders called to approve the transaction and the receipt of court and necessary regulatory approvals. The board of directors of Skye and a special committee of independent directors created by Skye to oversee this process, has determined that the transaction is in the best interest of Skye’s shareholders and unanimously recommends that holders of Skye shares vote in favour of the transaction.

The definitive agreement includes a commitment by Skye not to solicit or initiate discussions concerning alternative transactions, including the sale of material assets. Skye has agreed to pay a break fee of C$14 million to HudBay in certain circumstances and has granted HudBay the right to match competing offers.

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In addition to the 19.9% ownership to be acquired by HudBay pursuant to the private placement, holders of approximately 27.0% of the outstanding Skye shares before completion of the private placement, including 2 institutional holders and all directors and officers of Skye have agreed to vote in favour of the Transaction.

Advisors and Fairness Opinions

GMP Securities L.P. (“GMP”) and CIBC World Markets Inc. are acting as financial advisors to HudBay and GMP has provided an opinion to the board of directors of HudBay that, subject to final documentation, the proposed Transaction is fair, from a financial point of view, to HudBay shareholders. TD Securities Inc. (“TD”) and Morgan Stanley & Co. Incorporated are acting as financial advisors to Skye and TD has provided an opinion to the board of directors of Skye that, subject to the assumptions and limitations set out therein, the consideration to be received by the shareholders of Skye (other than HudBay and its affiliates) in connection with the Transaction is fair, from a financial point of view, to such shareholders. Cassels Brock & Blackwell LLP is acting as external legal counsel to HudBay and Fasken Martineau Dumoulin LLP is acting as external legal counsel to Skye.

Closing

The Transaction is subject to Skye obtaining the required shareholder approval at a special shareholders’ meeting of Skye and to the receipt of court and all necessary regulatory approvals.

An information circular for the special shareholders’ meeting of Skye is expected to be mailed by mid- July 2008 and Skye plans to hold the special meeting to approve the Transaction prior to August 19, 2008. The Transaction is expected to close by late August 2008.

Conference Call

A joint conference call will be hosted by Allen J. Palmiere, HudBay’s President and CEO and Colin K. Benner, Skye’s Vice Chairman and CEO to discuss this Transaction. Details are as follows:

Date:	June 23, 2008
Time:	10:00 am EDT (7:00 am PDT)
Webcast:	http://www.hudbayminerals.com or www.skyeresources.com
Dial in:	1-416-644-3418 or Toll Free in Canada and the U.S. 1-800-594-3615
Replay:	1-416-640-1917 or Toll Free in Canada and the U.S. 1-877-289-8525
Replay Passcode:	21275950#

About HudBay Minerals Inc.

HudBay Minerals Inc. is a leading Canadian base metals mining company with a focus on the discovery and production of zinc and copper metal. The company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt. As an integrated mining company, HudBay operates mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan, and the Balmat zinc mine in New York state. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

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About Skye Resources Inc.

Skye acquired the rights to the Fenix Project in December 2004 and has completed a feasibility study for a ferro-nickel project using proven conventional smelting technology. Environmental and construction permits for the project have been received, basic engineering is complete, detailed engineering is over 50% complete and Skye is preparing to initiate construction.

The Fenix Ferro-Nickel Project is located in eastern Guatemala and is 98.2% owned by subsidiaries of Skye and 1.8% by the Government of Guatemala. The Fenix Project consists of an exploitation license encompassing 248 square kilometres and an exploration license covering 32 square kilometres, together with a pyrometallurgical nickel processing plant and related facilities. Built at a cost of US$238 million in 1977, the plant operated until it was closed in 1980. Since the plant shutdown, no mining activity has taken place on the property, but the plant has been on care and maintenance. Ferro-nickel production is now estimated to commence in the last quarter of 2010.

Key assumptions, parameters and methods used to estimate the mineral resources with respect to Skye and the Fenix Project are as set out in the Technical Report on an Update to the Fenix Project, Izabal, Guatemala, dated September 15, 2007 and its Addendum Report dated October 25, 2007 filed at www.sedar.com on September 18, 2007 and October 26, 2007, respectively.

(HBM-G)

FOR FURTHER INFORMATION PLEASE CONTACT:

HudBay Minerals Inc.	Skye Resources Inc.
Brad Woods	Cindy Burnett
Director, Investor Relations	Vice President, Investor Relations
Tel: (204) 949-4272	Tel: (604) 648-4133
Email: brad.woods@hbms.ca	Email: cburnett@skyeresources.com
Website: www.hudbayminerals.com	Website: www.skyeresources.com

Cautionary Notice: This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and United States securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between HudBay and Skye and matters relating thereto. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Assumptions upon which such forward-looking information is based include, without limitation, that the shareholders of Skye will approve the transaction, that all required third party regulatory and governmental approvals to the transaction will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of HudBay or Skye and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for each of HudBay and Skye available at www.sedar.com. Although HudBay and Skye have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay and Skye undertake no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

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